UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 19, 2021

Knoll, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-12907	13-3873847
(Commission	(I.R.S. Employer
File Number)	Identification No.)

1235 Water Street
East Greenville, Pennsylvania	18041
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (215) 679-7991

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	KNL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 7.01 Regulation FD Disclosure.

On April 19, 2021, Knoll, Inc. (the “Company”) and Herman Miller, Inc. (“Herman Miller”) issued a joint press release (the “Press Release”) announcing the entry into an Agreement and Plan of Merger, dated April 19, 2021 (the “Merger Agreement”), by and among the Company, Herman Miller and Heat Merger Sub, Inc., a wholly owned subsidiary of Herman Miller, providing for the acquisition of the Company by Herman Miller.

On April 19, 2021, the Company and Herman Miller provided supplemental information in connection with the announcement of the Merger Agreement through a conference call and a webcast for investors and the public. Details for accessing the conference call and the webcast can be found in the Press Release filed as Exhibit 99.1 hereto. A presentation (the “Investor Presentation”) for reference during such call and webcast is furnished as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 8.01 Other Events.

A copy of the Press Release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Joint Press Release issued by Knoll, Inc. and Herman Miller, Inc., dated April 19, 2021

99.2	Investor Presentation, dated April 19, 2021

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Knoll, Inc. (the “Company”) and Herman Miller, Inc. (“Herman Miller”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Herman Miller’ stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Herman Miller to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Herman Miller does business, or on the Company’s or Herman Miller’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Herman Miller to successfully integrate the Company’s operations; the ability of Herman Miller to implement its plans, forecasts and other expectations with respect to Herman Miller’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Herman Miller’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Herman Miller’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Herman Miller undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Herman Miller intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Herman Miller and that also constitutes a prospectus of Herman Miller. Each of the Company and Herman Miller may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that the Company or Herman Miller may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Herman Miller. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Herman Miller, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://knoll.gcs-web.com/sec-filings or by contacting the Company’s Investor Relations department at Investor_Relations@knoll.com. Copies of the documents filed with the SEC by Herman Miller will be available free of charge Herman Miller’s website at https://investors.hermanmiller.com/sec-filings or by contacting Herman Miller’s Investor Relations department at investor@hermanmiller.com.

Participants in the Solicitation

The Company, Herman Miller, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021. Information about the directors and executive officers of Herman Miller, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Herman Miller’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and Herman Miller’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by Herman Miller with the SEC on July 27, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Herman Miller using the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOLL, INC.

By:	/s/ Michael A. Pollner
Name: Michael A. Pollner
Title: Senior Vice President, Chief Administrative Officer, General Counsel & Secretary

Date: April 19, 2021

Exhibit 99.1

Herman Miller and Knoll to Combine, Creating the Preeminent Leader in Modern Design, Catalyzing the Transformation of the Home and Office

Brings Together Complementary Portfolios of Exceptional Brands for Commercial and Residential Settings

Enhances Scale and Capabilities to Drive Growth and Profitability

Accelerates Digital Transformation

Drives Strong Financial Benefits Including $100 Million in Expected Run-Rate Cost Synergies Within Two Years of Closing

Supported by Shared Culture and Commitment to Design, Innovation,

Operational Excellence and Sustainability

Companies to Host Conference Call and Webcast at 8:30 a.m. ET Today

Zeeland, Mich. & East Greenville, Pa., April 19, 2021 – Herman Miller, Inc. (NASDAQ: MLHR) and Knoll Inc. (NYSE: KNL) today announced that they have entered into a definitive agreement under which Herman Miller will acquire Knoll in a cash and stock transaction valued at $1.8 billion. The transaction, which has been unanimously approved by the Boards of Directors of both companies, is expected to close by the end of the third quarter of calendar year 2021, subject to the satisfaction of closing conditions.

Under the terms of the agreement, Knoll shareholders will receive $11.00 in cash and 0.32 shares of Herman Miller common stock for each share of Knoll common stock they own. Based on Herman Miller’s five-day volume weighted average price of $43.94 per share, the transaction terms imply a purchase price of $25.06 per share, representing a 45% premium to Knoll’s closing share price on April 16, 2021. Upon completion of the transaction, Herman Miller shareholders will own approximately 78% of the combined company and Knoll shareholders will own approximately 22%.

In connection with the closing of the transaction, Herman Miller will purchase all of the outstanding shares of Knoll’s preferred stock from Investindustrial VII L.P. (“Investindustrial”) for a fixed cash consideration of $253 million, representing an equivalent price of $25.06 for each underlying share of Knoll common stock. Investindustrial has entered into a voting agreement to vote in favor of the transaction at the special meeting of Knoll shareholders to be held in connection with the transaction.

This highly complementary combination will create the preeminent leader in modern design, catalyzing the transformation of the home and office sectors at a time of unprecedented disruption. Herman Miller and Knoll collectively have 19 leading brands, presence across over 100 countries worldwide, a global dealer network, 64 showrooms globally, more than 50 physical retail locations and global multi-channel eCommerce capabilities. The combined company will have pro forma annual revenue of approximately $3.6 billion and pro forma adjusted EBITDA of approximately $552 million, based on each company’s respective last reported 12 months and including the anticipated $100 million of cost synergies, implying adjusted EBITDA margins of approximately 16%.

“This transaction brings together two pioneering icons of design with strong businesses, attractive portfolios and long histories of innovation,” said Andi Owen, President and Chief Executive Officer of Herman Miller. “As distributed working models become the new normal for companies, businesses are reimagining the office to foster collaboration, culture and focused work, while supporting a growing remote employee base. At the same time, consumers are making significant investments in their homes. With a broad portfolio, global footprint and advanced digital capabilities, we will be poised to meet our customers everywhere they live and work. Together, we will offer a deep portfolio of brands, technology, talent and innovation, to create meaningful growth opportunities in all areas of the combined business.”

“This combination validates the strategic direction and our success in building a preeminent constellation of design-driven brands and leaders, and is a testament to the achievements of the entire Knoll team in bringing a contemporary perspective to how we work and live,” said Andrew Cogan, Knoll Chairman and Chief Executive Officer. “We believe this combination offers significant benefits to our shareholders, clients, dealers and associates. Our shareholders will receive immediate and certain value, as well as future upside potential through ownership in an industry leader with significant growth opportunities. Our clients, the design community and dealers will have access to an expanded, exceptional portfolio of brands through enhanced channels. And our associates will benefit as part of a larger and more diversified company with a shared design legacy.”

Ms. Owen added, “In addition to driving value for Herman Miller and Knoll shareholders, dealers and customers will benefit from a broader combined portfolio that will deliver beauty, joy, efficiency and utility. The transaction will also create enhanced opportunities for employees across both organizations. Herman Miller and Knoll both have cultures guided by values that support problem-solving design, and doing well by doing good, and these shared beliefs will contribute to a smooth integration.”

Compelling Strategic and Financial Benefits

•	Pairs two industry pioneers to catalyze the transformation of the home and office at a time of unprecedented disruption. As powerful trends reshape our lives – including distributed work, a greater focus on the home, digital disruption, the rise of DTC business models and a focus on sustainability, the health and well-being of employees, communities and the planet – the combined company will be well positioned to lead the industry in redefining home and office design solutions.

•	Combines two highly complementary businesses to create a broader product portfolio. The transaction unites two exceptional portfolios of complementary brands, each with its own design legacy that places them at the epicenter of modern furnishings, and more broadly, modern design.

•	Enhances scale and capabilities to drive growth and profitability. The combined company will have a scaled U.S. and international footprint to facilitate growth of the combined portfolio through Herman Miller’s and Knoll’s well-established distribution channels. Together, Herman Miller and Knoll will have increased reach and the ability to better serve customers across the contract furnishings sector, residential trade segment and retail audience. In addition, the transaction will enhance engagement with architects and interior designers, who support the decision-making for both Contract and Residential customers.

•	Accelerates digital and technology transformation. Herman Miller’s digital transformation in both the Retail and Contract channels provides a strong foundation for the combined company to scale existing investments in both new and expanded digital capabilities. These investments will enable the combined company to further accelerate progress, ensuring it meets the highest level of manufacturing excellence, customer sales and service, and user experience.

•	Brings together common cultures and capabilities, with a shared commitment to social responsibility. Herman Miller and Knoll have a long history and shared cultures and commitment to design, innovation, operational excellence, sustainability and social good. The transaction will ensure that the combined company continues to deliver the highest quality products to customers while further reinforcing Herman Miller’s and Knoll’s shared focus on building more sustainable, diverse and inclusive enterprises.

•	Delivers significant financial benefits. The transaction is expected to generate $100 million of run-rate cost synergies within two years of closing, driven primarily by SG&A, supply chain, procurement and logistics savings. Bringing together Herman Miller and Knoll is also expected to generate significant revenue synergies across the combined business through enhanced scale, cross-selling, and digital and eCommerce opportunities. The transaction is expected to be accretive to Herman Miller’s adjusted cash earnings per share in the first 12 months following the close of the transaction.

Following the close of the transaction, Ms. Owen will serve as President and Chief Executive Officer of the combined company. Mr. Cogan plans to depart the combined company upon closing of the transaction after a successful 30-year career with Knoll, during which time Knoll received the National Design Award for Corporate and Institutional Achievement from the Smithsonian's Cooper-Hewitt, National Design Museum.

Commenting on Mr. Cogan’s leadership, Ms. Owen concluded, “I want to thank Andrew for his partnership in reaching this agreement and recognize his outstanding dedication to Knoll during its many years of success. Knoll thrives today as a result of Andrew’s dedication to its founders’ commitment to good design. In the process, he has built an organization and brand portfolio dedicated to design leadership, operational excellence, digital innovation and customer experience, building on the storied Knoll heritage and pioneering the development of groundbreaking products. We look forward to welcoming Knoll’s incredibly talented team.”

Approvals, Financing and Timing to Close

The transaction, which is expected to close by the end of the third quarter of calendar year 2021, is subject to approval by Herman Miller and Knoll shareholders, the receipt of required regulatory approvals and the satisfaction of other customary closing conditions.

The transaction is not conditioned on financing. Herman Miller expects to fund the cash portion of the transaction consideration with a combination of new debt and cash on hand. Herman Miller has obtained a commitment from Goldman Sachs for $1.751 billion of senior secured revolving and term loan credit facilities, subject to customary conditions.

1 Includes $1.25 billion of term loan facilities and a $0.5 billion revolving credit facility expected to be undrawn at close.

Advisors

Goldman Sachs & Co. LLC is serving as financial advisor to Herman Miller and Wachtell, Lipton, Rosen & Katz is serving as legal advisor. BofA Securities is serving as financial advisor to Knoll and Sullivan & Cromwell is serving as legal advisor.

Conference Call, Webcast and Presentation

Herman Miller and Knoll will host a conference call and webcast today at 8:30 a.m. ET to discuss the transaction. The webcast and accompanying slides can be accessed on the internet in the investor relations section of either www.hermanmiller.com or www.knoll.com. The live call is also available by dialing (877) 524-8416 within the U.S. and (412) 902-1028 for international callers. A replay of the conference call will be available on both companies’ investor relations websites following the call.

Transaction Website

Additional information on the transaction and related materials can be found on a joint transaction website at www.NewLeaderInModernDesign.com.

About Herman Miller

Herman Miller is a globally recognized leader in design. Since its inception in 1905, the company’s innovative, problem-solving designs and furnishings have inspired the best in people wherever they live, work, learn, heal, and play. In 2018, Herman Miller created Herman Miller Group, a purposefully selected, complementary family of brands that includes Colebrook Bosson Saunders, Design Within Reach, Geiger, HAY, Maars Living Walls, Maharam, and naughtone. Guided by a shared purpose—design for the good of humankind—Herman Miller Group shapes places that matter for customers while contributing to a more equitable and sustainable future for all. For more information visit www.hermanmiller.com/about-us.

About Knoll

Knoll, Inc. is a constellation of design-driven brands and people, working together with our clients in person and digitally to create inspired modern interiors. Our internationally recognized portfolio includes furniture, textiles, leathers, accessories, and architectural and acoustical elements. Our brands — Knoll Office, KnollStudio, KnollTextiles, KnollExtra, Spinneybeck | FilzFelt, Edelman Leather, HOLLY HUNT, DatesWeiser, Muuto, and Fully — reflect our commitment to modern design that meets the diverse requirements of high performance workplaces, work from home settings and luxury residential interiors. A recipient of the National Design Award for Corporate and Institutional Achievement from the Smithsonian`s Cooper-Hewitt, National Design Museum, Knoll, Inc. is aligned with the U.S. Green Building Council and the Canadian Green Building Council and can help organizations achieve the Leadership in Energy and Environmental Design (LEED) workplace certification. Our products can also help clients comply with the International Living Future Institute to achieve Living Building Challenge Certification, and with the International WELL Building Institute to attain WELL Building Certification. Knoll, Inc. is the founding sponsor of the World Monuments Fund Modernism at Risk program.

Forward-Looking Statements

This press release relates to a proposed business combination transaction between Herman Miller, Inc. (the “Company”) and Knoll, Inc. (“Knoll”). This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Knoll’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Knoll to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Knoll does business, or on the Company’s or Knoll’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of the Company to successfully integrate Knoll’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Knoll’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Knoll’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this press release are made only as of the date hereof. Neither the Company nor Knoll undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Merger and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Knoll and that also constitutes a prospectus of the Company. Each of the Company and Knoll may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Knoll may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Knoll. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Knoll and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.hermanmiller.com/sec-filings or by contacting the Company’s Investor Relations department at investor@hermanmiller.com. Copies of the documents filed with the SEC by Knoll will be available free of charge on Knoll’s website at https://knoll.gcs-web.com/sec-filings or by contacting Knoll’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation

The Company, Knoll and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by the Company with the SEC on July 17, 2020. Information about the directors and executive officers of Knoll, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Knoll’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Knoll’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Knoll using the sources indicated above.

Contacts

Herman Miller

Investors:

Jeff Stutz

Chief Financial Officer

616 654-8538

jeff_stutz@hermanmiller.com

Kevin Veltman

VP of Investor Relations & Treasurer

616 654-3973

kevin_veltman@hermanmiller.com

Media:

Todd Woodward

media_relations@hermanmiller.com

616 654-5977

Knoll

Investors:

Charles Rayfield
Senior Vice President and Chief Financial Officer
215 679-1703
crayfield@knoll.com

Media:

David E. Bright
Senior Vice President, Communications
212 343-4135
dbright@knoll.com

Exhibit 99.2

HERMAN MILLER + KNOLL April 19 / 2021 Creating the Preeminent Leader in Modern Design

2 / Forward-looking statements / This communication relates to a proposed business combination transaction between Herman Miller, Inc. (the “Company”) and Knoll, Inc. (“Knoll”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Knoll’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Knoll to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Knoll does business, or on the Company’s or Knoll’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of the Company to successfully integrate Knoll’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Knoll’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Knoll’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Knoll undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

3 / No offer of solicitation / This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. / Additional information about the merger and where to find it / In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Knoll and that also constitutes a prospectus of the Company. Each of the Company and Knoll may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Knoll may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Knoll. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Knoll and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.hermanmiller.com/sec-filings or by contacting the Company’s Investor Relations department at investor@hermanmiller.com. Copies of the documents filed with the SEC by Knoll will be available free of charge on Knoll’s website at https://knoll.gcs-web.com/sec-filings or by contacting Knoll’s Investor Relations department at Investor_Relations@knoll.com. / Participants in the solicitation / The Company, Knoll and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by the Company with the SEC on July 17, 2020. Information about the directors and executive officers of Knoll, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Knoll’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Knoll’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Knoll using the sources indicated above.

[LOGO]

/ Creating the preeminent leader in modern design / Pairs two industry pioneers to catalyze the transformation of the home and office at a time of unprecedented disruption Combines two highly complementary businesses to create a broader product portfolio Enhances scale and capabilities to drive growth and profitability Accelerates digital and technology transformation Brings together common cultures and capabilities, with a shared commitment to social responsibility Delivers significant financial benefits 5

6 / Transaction summary terms / Consideration•Herman Miller is acquiring Knoll for $11.00 per share in cash and 0.32 shares of Herman Miller common stock per share of Knoll common stock and approximately $253 million in cash in the aggregate for all outstanding shares of Knoll preferred stock Implies $25.06 per share in total based on Herman Miller’s five-day volume weighted average closing share price of $43.94 on April 16, 2021 Total consideration to Knoll common shareholders of ~$0.5 billion in cash and ~17.1 million Herman Miller common shares Ownership•~78% of the pro forma company owned by Herman Miller existing shareholders and ~22% by Knoll shareholders Financing•Commitment from Goldman Sachs for $1.75 billion, including $1.25 billion of term loan facilities and a $0.5 billion revolving credit facility expected to be undrawn at close Expected net debt to EBITDA ratio of approximately ~2.3x1 following transaction before synergies, with meaningful deleveraging expected within the first 12 months following close Financial Benefits•$100 million in run-rate cost synergies expected to be achieved within two years from close Expected to be accretive to Herman Miller’s adjusted cash EPS in the first 12 months following close ROIC in excess of weighted-average cost of capital expected within three years Expected to generate significant revenue synergies through enhanced scale, cross-selling, and digital and eCommerce opportunities Conditions / Timing•Subject to approval by Herman Miller and Knoll shareholders, the receipt of required regulatory approvals and the satisfaction of other customary closing conditions Expected to close by the end of the third quarter of calendar year 2021 1 Represents unaudited adjusted financial estimate.

/ Knoll is a constellation of design-driven brands /


Knoll Office


Fully


KnollStudio


KnollTextiles


DatesWeiser


Spinneybeck/FilzFelt


Muuto


Holly Hunt

HermanMiller 7 Knoll

/ Combines two highly complementary businesses to create the preeminent leader in modern design / Bubble size indicates relative revenue ACCESSIBLE COMMERCIAL *Encompasses major brands. Herman MillerKnoll RESIDENTIAL 8

9 / Enhanced scale and capabilities to drive growth and profitability / ($ millions) Pro Forma LTM REVENUE $2,319 $1,236 $3,555 LTM ADJ. EBITDA¹ $325 $127 $552² LTM ADJ. EBITDA MARGIN 14% 10% 16%² Retail 16% Resi. 27% RetaCilontract 20% 81% HM Retail 10% REVENUE BY SEGMENT3 Intl. Contr act 20% NA Contract 64% Workplace 73% Contract Knoll Resi. 80%9% Intl. 18% Intl. 25% REVENUE BY GEOGRAPHY3 Intl. 28% United States 72% United States 82% United States 75% ¹ Includes an addback for stock-based compensation expense. ² Includes $100 million of run-rate cost synergies. ³ Revenue breakdown per latest annual filings. Herman Miller figures as of FYE 31-May-2020, 2020. Knoll figures as of FYE 31-Dec-2020. Note: Knoll reported segments are Office and Lifestyle; company additionally reports end market breakdown between Workplace and Residential, which is reflected in the graph above. Pro-forma graph is not representative of ultimate reporting segments

/ Accelerates digital and technology transformation / Digital FoundationDrives Growth Opportunities eCommerce Digital Design Digital Engineering Digital Product Management Digital Production Digital Marketing Data Analytics Expand existing platforms to include more brands and geographies Combined expertise increases in-house capability Expanded eCommerce assortment Utilize customer data Optimize digital marketing ROI 10

FLORENCE KNOLL SOFA EAMES LOUNGE & OTTOMANSAARINEN DINING TABLE 11 Florence Knoll Charles and Ray Eames Eero Saarinen George Nelson / Deep heritage of design-driven innovation / NELSON THIN EDGE CABINET

/ Shared focus on sustainability and social good /

Herman Miller

Sustainability

2020 50 Best ESG Companies
Investor's Business Daily

2020 Platinum CSR Rating
EcoVadis

Over 27,000 tons of products diverted from landfills since 2009
Through rePurpose program

Wellness

WELL Portfolio and WELL Health-Safety Rating
First furniture company to register

Inclusivity & Diversity

CEO Action for Inclusion & Diversity Pledge
Signed by Andi Owen, CEO; named four fellows to CEO Action for Racial Equity Fellowship

2020 Best Companies for Dads
Working Mothers Magazine

Thirteen Consecutive Perfect Scores
Human Rights Campaign Foundation's Corporate Equality Index

Community Impact: Herman Miller Cares

COVID Response
Over 170,000 masks, gowns and face shields provided to front line workers

Knoll

Sustainability

Environment, Social and Governance Commitments
Sustainability Report prepared in accordance with Global Reporting Initiative (GRI) Standards— Core Option

Conduct & Culture

Knoll Diversity & Inclusion Council
Mission to create and maintain culture of acceptance, empowerment and equitable learning and working environments

Board of Directors
Committed to maintaining at least 30% diversity by both gender and race

Community Impact

Knoll Diversity Advancement Design Scholarships for Black Students
Help develop the next generation of design professionals

Habitat for Humanity Partnership
Expands commitment to good design and sustainable building practices

World Monuments Fund: Knoll Modernism Prize
Founding sponsor of Modernism at Risk Program, which enhances awareness of the role that Modernism plays in the built environment

HermanMiller 12 Knoll

/ Delivers significant financial benefits / Significantly enhances financial profile: Consolidated annual pro forma LTM revenue of $3.6 billion Enhanced adjusted EBITDA margins of ~16%, pro forma for anticipated run-rate cost synergies¹ Enhanced U.S. and international footprint Complementary brands, products and channels add to business diversity $100 million in expected run-rate cost synergies to be achieved within two years of closing Adjusted cash EPS accretion expected within 12 months of close Return on invested capital in excess of weighted-average cost of capital expected by year three Strong pro forma balance sheet with expected meaningful deleveraging within first 12 months following the close of the transaction Obtained commitment from Goldman Sachs for $1.75 billion2 of senior secured revolving and term loan credit facilities Ample expected ongoing liquidity ¹ Assumes $100 million in run-rate cost synergies. ² Includes $1.25 billion of term loan facilities and a $0.5 billion revolving credit facility expected to be undrawn at close 13

/ Compelling synergy opportunity /

$100 million of expected run-rate cost synergies

- **~50%** run-rate expected to be achieved after the first 12 months
- Expected to be at full run-rate within two years of closing
- Represents **~8%** of Knoll revenue and **~3%** of pro forma revenue

Additional revenue synergy opportunities

- Highly complementary products, channels and geographic profiles drives growth, scale and resilience in the U.S. and abroad
- Better alignment against Retail opportunities to drive top line growth and margin expansion
- Shared aspirations in digital and eCommerce across both Contract and Retail segments

Breakdown of Cost Synergies

Fully dedicated integration team will plan and execute synergy capture in addition to building the new organization


~60%
SG&A
e.g., Corporate, Business Units
~40%
COGS
e.g., logistics, procurement

HermanMiller
14
Knoll

/ Creating the preeminent leader in modern design / Pairs two industry pioneers to catalyze the transformation of the home and office at a time of unprecedented disruption Combines two highly complementary businesses to create a broader product portfolio Enhances scale and capabilities to drive growth and profitability Accelerates digital and technology transformation Brings together common cultures and capabilities, with a shared commitment to social responsibility Delivers significant financial benefits 15

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